51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1

Item 2 Date of Material Change

May 29, 2020

Item 3 News Release

The news release dated May 29, 2020 was disseminated through Stockwatch and Market News.

Item 4 Summary of Material Change

The Company announced that, further to its News Release of April 22, 2020, there have been no material business developments since April 22, 2020.  The Company estimates that its 2019 annual documents will be available for filing at its earliest opportunity but for which the deadline is on or before June 13, 2020.

The Company also announces that it has postponed filing its interim financial statements and management's discussion and analysis for the three month period ended March 31, 2020, due to logistics and delays caused by the COVID-19 pandemic.

The Company is relying on exemptive relief recently granted by Canadian securities regulatory authorities that allows it to delay the filing of its interim documents required by sections 4.4 and 5.1(2) of National Instrument 51-102 by June 1, 2020. In response to the coronavirus disease 2019 pandemic, securities regulatory authorities in Canada have granted a blanket exemption allowing issuers an additional 45 days to complete their regulatory filings.

The Company estimates that its first quarter interim documents will be available for filing at its earliest opportunity, which is expected to occur on or before July 16, 2020. Until such time as the first quarter interim documents are filed, the Company’s management and other insiders are subject to a trading blackout that reflects the principles contained in section 9 of National Policy 11-207 - Failure-to-File Cease Trade Orders and Revocations in Multiple Jurisdictions.

There have been no material business developments since the date of the last interim financial statements, filed on December 2, 2019; however, the Company has issued news releases subsequent to November 27, 2019, copies of which are available on SEDAR at www.sedar.com.

Item 5 Full Description of Material Change

5.1        Full Description of Material Change

A full description of the material change is described in Item 4 above and in the attached News Release which was filed on SEDAR.

5.2         Disclosure for Restructuring Transactions

N/A

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7  Omitted Information

None

Item 8 Executive Officer

Contact: Lee Buckler, CEO and President
Telephone: 604.248.8693

Item 9 Date of Report

May 29, 2020

NEWS RELEASE

Replicel Announces Update on Filing of Annual Financial Statements and MD&A Due to COVID-19 Related Delays and Postponement of Filing of Interim Financial Statements and MD&A Due to COVID-19 Related Delays

VANCOUVER, BC – May 29, 2020 – Replicel Life Sciences Inc. ("Company" or "Replicel") announces that, further to its News Release of April 22, 2020, there have been no material business developments since April 22, 2020.  The Company estimates that its 2019 annual documents will be available for filing at its earliest opportunity but for which the deadline is on or before June 13, 2020.

The Company also announces that it has postponed filing its interim financial statements and management's discussion and analysis for the three month period ended March 31, 2020, due to logistics and delays caused by the COVID-19 pandemic.

The Company is relying on exemptive relief recently granted by Canadian securities regulatory authorities that allows it to delay the filing of its interim documents required by sections 4.4 and 5.1(2) of National Instrument 51-102 by June 1, 2020. In response to the coronavirus disease 2019 pandemic, securities regulatory authorities in Canada have granted a blanket exemption allowing issuers an additional 45 days to complete their regulatory filings.

The Company estimates that its first quarter interim documents will be available for filing at its earliest opportunity, which is expected to occur on or before July 16, 2020. Until such time as the first quarter interim documents are filed, the Company’s management and other insiders are subject to a trading blackout that reflects the principles contained in section 9 of National Policy 11-207 - Failure-to-File Cease Trade Orders and Revocations in Multiple Jurisdictions.

There have been no material business developments since the date of the last interim financial statements, filed on December 2, 2019; however, the Company has issued news releases subsequent to November 27, 2019, copies of which are available on SEDAR at www.sedar.com.

For more information, please contact:

Telephone: 604-248-8693 / info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements and information that involve various risks and uncertainties regarding future events, including, but not limited to, statements regarding the estimated date of filing of the Company’s 2019 annual and first quarter interim documents.

These statements are only predictions and involve known and unknown risks which may cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking statements, including: risks that the COVID-19 pandemic and associated consequences will result in additional delays in the preparation of the Company’s 2019 annual and first quarter interim documents and other factors beyond the Company’s control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2018 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.